UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Millennial Media, Inc.

(Name of Subject Company)

Millennial Media, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Ho Shin

General Counsel

Millennial Media, Inc.

2400 Boston Street, Suite 300

Baltimore, Maryland 21224

(410) 522-8705

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

John J. Egan, III, Esq.

Joseph L. Johnson, III, Esq.

Ian D. Engstrand, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Millennial Media, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 18, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Mars Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of AOL Inc. (“AOL”), to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”) for $1.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase by AOL and Acquisition Sub dated September 18, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.                           Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last sentence of the second paragraph of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws” the disclosure set forth below:

On September 29, 2015, the FTC granted early termination of the HSR Act waiting period applicable to the Offer.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting after the last sentence of the first paragraph of the section entitled “Certain Litigation” the disclosure set forth below:

The Nguyen Complaint was amended on September 24, 2015.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the last sentence of the second paragraph of the section entitled “Certain Litigation” with the disclosure set forth below:

The amended Nguyen Complaint adds new factual allegations, including allegations that the Board breached its fiduciary duties to the Company’s stockholders by allegedly omitting material information from the Company’s Solicitation/Recommendation Statement on this Schedule 14D-9.  On September 28, 2015, plaintiff in the Nguyen Complaint moved for a preliminary injunction to prevent the consummation of the Transactions. The foregoing summary is qualified in its entirety by reference to the Complaints, copies of which are filed as Exhibits (a)(5)(B), (a)(5)(C), (a)(5)(D), (a)(5)(E), (a)(5)(F) and (a)(5)(G) to this Schedule 14D-9.

Item 9.                           Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(F) the following Exhibit:

(a)(5)(G)

Amended Complaint filed by An Nguyen in the Delaware Court of Chancery, dated September 24, 2015 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO, as amended by Amendment No. 1 to the Schedule TO filed on September 30, 2015).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 30, 2015

Millennial Media, Inc.

By:	/s/ Ho Shin
Name:	Ho Shin
Title:	General Counsel

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